Exhibit 99

June 20, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

This is to inform you that Mr. Vinay Razdan has tendered his resignation as the Chief Human Resource Officer of the Bank and the Bank has accepted the said resignation with effect from the close of business hours on June 18, 2025.

Accordingly, the details as required in terms of disclosure under Regulation 30 read with Clauses 7 and 7C of Paragraph A of Part A of Schedule III to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are enclosed herewith as Annexure I and Annexure II respectively.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight

Annexure I

Sr. No.	Particulars	Description
1.	Name of the Senior Management Personnel	Mr. Vinay Razdan
2.	Reason for change viz. resignation	Resignation
3.	Date of cessation	The Bank has accepted the said resignation with effect from the close of business hours on June 18, 2025
4.	Brief profile (in case of appointment);	Not Applicable
5.	Disclosure of relationships between directors (in case of appointment of a director).	Not Applicable
6.	Letter of Resignation along with detailed reason for the resignation	The email received from Mr. Vinay Razdan tendering his resignation is enclosed as Annexure II.

Annexure II

Subject:	FW: Resignation

From: Vinay Razdan <Vinay.Razdan@hdfcbank.com>

Sent: Monday, June 2, 2025 10:56 AM

To: Srinivasa Rangan <srinivasa.rangan@hdfcbank.com>

Cc: Sashi Jagdishan <Sashi.Jagdishan@hdfcbank.com>; Kaizad Bharucha <kaizad.bharucha@hdfcbank.com>; Bhavesh Zaveri <bhavesh.zaveri@hdfcbank.com>

Subject: Resignation

Mr Rangan,

I wish to resign from my position of CHRO at HDFC Bank and am providing 3 months notice as required under terms of service.

I shall proceed on Gardening Leave for the duration of notice period unless communicated otherwise.

Kindly acknowledge this communication.

Regards,

Vinay Razdan

Chief Human Resources Officer

HDFC Bank Ltd 5th Floor, Sandoz House, Shiv Sagar Estate,

Dr. Annie Besant Road, Worli Mumbai 400 018.